Filed by Whitman Corporation
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933 and deemed
                                            filed  pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934

                                            Subject Company: PepsiAmericas, Inc.
                                            Commission File No.: 1-13914

         On August 21, 2000, Whitman Corporation Issued The Following Press
Release:

                                                                    NEWS RELEASE

                                                             Whitman Corporation
                                                             3501 Algonquin Road
                                                       Rolling Meadows, IL 60008
                                                                  (847) 818-5000

                                                           FOR IMMEDIATE RELEASE

                  WHITMAN CORPORATION AND PEPSIAMERICAS
                           ANNOUNCE MERGER AGREEMENT


         CHICAGO (August 21, 2000) - Whitman Corporation and PepsiAmericas, the second and third largest U.S. based Pepsi Bottlers, today announced plans to merge later this year.

         Under an agreement approved by the companies' boards of directors, PepsiAmericas will become a wholly-owned subsidiary of Whitman. The merger is intended to make Whitman a larger, stronger, and more competitive bottler, with annual sales of approximately $3.0 billion and operations in 18 states as well as Puerto Rico, Jamaica, Poland, Hungary, Czech Republic, and Republic of Slovakia.

         The companies also announced that upon completion of the transaction PepsiAmericas Chairman and Chief Executive Officer Robert Pohlad, 46, will become Chief Executive Officer of Whitman. Pohlad, a highly-respected 24-year veteran of the bottling business, will succeed Bruce S. Chelberg, 66, who will fulfill his previously announced plans to retire.

         Upon closing of the transaction, Pohlad will be elected to the Board of Whitman and Archie R. Dykes, 69, Chairman of Capital City Holdings and a director of Whitman for 15 years, will become non-executive Chairman of the Board.

                                     -more-

         Bruce S. Chelberg, Chairman and Chief Executive Officer of Whitman Corporation, said, "Our playing field will get bigger with this transaction. We'll be serving a domestic market of about 45 million people and an international market, including the Caribbean, of more than 70 million people.

         "We believe this is a very positive strategic development for Whitman. There are potential synergies and opportunities for margin improvement in the domestic territories, while the Caribbean territories of Puerto Rico and Jamaica, along with other Caribbean territories, offer some attractive long-term opportunities for growth.

         "In selecting Bob Pohlad to succeed me, the Board has chosen a proven executive in the bottling industry. I expect Bob to lead Whitman to a new level of performance."

         Robert Pohlad, Chairman and Chief Executive Officer of PepsiAmericas, said, "I believe this transaction serves the best interests of the shareholders of both companies. By joining forces, we will be in a better position to facilitate the acquisition of other domestic Pepsi franchises, improve operating results through new efficiencies in the core operations, and improve our service and coordination with large retailers.

         "Management has the incentive to succeed. I'm enthusiastic about what we can accomplish, given the strategies, the resources, and the depth of talent in Whitman and PepsiAmericas.

         "Moving ahead, our focus will be on increasing shareholder value through profitable growth, improved returns on our investments, and steady increases in earnings."

         PepsiAmericas is the third largest U.S. based anchor bottler in the Pepsi system, with annual sales of approximately $576 million.

         PepsiAmericas produces and distributes Pepsi-Cola and other beverage products in portions of Arkansas, Iowa, Louisiana, Minnesota, Mississippi, North Dakota, South Dakota, Tennessee, and Texas. PepsiAmericas also operates in Puerto Rico and Jamaica and has received certain rights and preferences for expansion of its business with PepsiCo, including further expansion in the Caribbean. PepsiAmericas also distributes beer and malt beverages in a limited portion of its domestic territory.

                                    - more -

         Whitman Corporation is the second largest anchor bottler in the Pepsi system, with annual sales of approximately $2.4 billion.

         Through its wholly-owned subsidiary, Pepsi-Cola General Bottlers, Whitman produces and distributes Pepsi-Cola and other beverage products in 10 states in the central part of the United States.

         Whitman also produces and distributes Pepsi-Cola and other beverage products in Poland, Hungary, Czech Republic, and Republic of Slovakia.

         Dakota Holdings LLC, a limited liability company, holds about 70 percent of PepsiAmericas' 87.3 million outstanding common shares. Pohlad Companies own 66.5 percent of Dakota Holdings and PepsiCo owns 33.5 percent. PepsiCo also currently holds about 40 percent of Whitman's 136.3 million outstanding common shares.

        Under the terms of the agreement, PepsiAmericas would merge into a wholly- owned subsidiary of Whitman Corporation. PepsiAmericas shareholders, other than Dakota Holdings, may elect one of three options as consideration for their PepsiAmericas common shares:

        1. Exchange each of their PepsiAmericas shares for a cash payment of $3.80 per share, subject to an upward adjustment if the average closing price of Whitman common stock, during the 15 trading days ending 5 days prior to the Whitman or PepsiAmericas shareholder meeting to approve the transaction, whichever occurs first, is greater than $16.07 per share or a downward adjustment if the price is less than $13.15 per share.

        2. Exchange each of their PepsiAmericas shares, with a value of $3.80 per share, for Whitman common stock, subject to adjustment under the circumstances described above.

                                                                     -more-
        3. Elect to participate in the earn-out provision of the agreement. Under the earn-out arrangement, which will be applied to shares held by Dakota Holdings, PepsiAmericas shareholders who elect to participate in the earn-out would receive at the closing of the transaction initial consideration in the form of Whitman shares with a value of approximately $2.80 per PepsiAmericas share. These PepsiAmericas shareholders could also receive additional consideration in the form of Whitman shares, with an approximate maximum nominal value of $1.50 per PepsiAmericas share, if the
           PepsiAmericas territories meet certain EBITDA (earnings before interest, taxes, depreciation,and amortization) goals through 2002. Values of the PepsiAmericas shares at closing under the earn-out provision of the agreement, as well as the value of the shares from any additional consideration, are subject to adjustment under the circumstances described above.

         In  addition,   Whitman  will  assume  approximately  $330  million  of
PepsiAmericas debt.

         The transaction is expected to be tax-free to shareholders electing to receive Whitman common stock or participating in the earn-out.

         In connection with the closing of the transaction, PepsiAmericas shareholders participating in the earn-out will also be able to purchase in the aggregate 1.7 million shares of Whitman common stock at a per share price of $14.61, which is equal to the average closing price of Whitman common stock for the 15-day trading period ending August 18, 2000. Dakota Holdings will have the right to purchase any of these Whitman shares not purchased by other earn-out shareholders.

         In addition, Pohlad Companies have separately negotiated the right to purchase up to $25 million of Whitman stock currently held by PepsiCo at the same price.

         Pohlad Companies and PepsiCo have each agreed to enter into agreements with Whitman to limit the combined ownership of the Pohlad Companies and PepsiCo to less than 50 percent of all outstanding Whitman shares, except pursuant to certain provisions in their respective agreements.

         The merger agreement between Whitman and PepsiAmericas is subject to the expiration of the applicable waiting period under the Hart-Scott-Rodino Act, approval by shareholders of both companies, and customary closing conditions.

                                     -more-
         The transaction is expected to be completed by year-end.

         Whitman and PepsiAmericas will hold a conference call to discuss the merger at 1:00 p.m. Eastern Daylight Savings Time, August 21. The call will be available on the web at http://www.acttel.com/webcastlogin/ (reservation number 751687). You will need Windows Media Player to listen to the call. This will be broadcast live and archived for 30 days.

         This news release shall not constitute an offer of any securities for sale. Whitman and PepsiAmericas will prepare and file a Joint Proxy Statement/Prospectus with the SEC. Copies of that document will be provided to Whitman's shareholders and also to PepsiAmerica's shareholders. In addition, that document and other relevant documents concerning the transaction will be filed with the SEC and copies will be available free of charge from the SEC's website (www.sec.gov) and from Whitman and PepsiAmericas. The Joint Proxy Statement/Prospectus will contain important information, and stockholders are urged to read it once it becomes available. All stockholders should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

         This news release contains forward-looking statements. The following factors, among others, could cause the actual results of the transaction to differ materially from Whitman's and PepsiAmericas' expectations: the ability to timely and fully realize expected revenues and cost savings competition; and changes in economic conditions. Whitman and PepsiAmericas do not assume any duty to update forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such statements are based on information available as of the date hereof, and are made only as of the date hereof. To the extent that such statements relate to the proposed transaction referred to in this release, there is a risk, among others, that the transaction might not be completed.

         Whitman, its executive officers and directors may be deemed to be participants in the solicitation of proxies from Whitman shareholders and may also be deemed to be participants in the solicitation of proxies from PepsiAmericas shareholders, in each case, with respect to the transactions contemplated by the Merger Agreement. Information regarding Whitman, Whitman's officers and directors, including beneficial ownership information, is included in Whitman's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 15, 2000. This document is available free of charge at the SEC website (www.sec.gov) and from Whitman.

         PepsiAmericas, its executive officers and directors may be deemed to be participants in the solicitation of proxies from Whitman shareholders and may also be deemed to be participants in the solicitation of proxies from PepsiAmericas shareholders, in each case, with respect to the transactions contemplated by the Merger Agreement. Information regarding PepsiAmericas, PepsiAmericas' officers and directors is included in PepsiAmericas' Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 15, 2000. This document is available free of charge at the SEC website (www.sec.gov) and from PepsiAmericas.

                                     -more-


         As of the date of this communication, none of the foregoing officers and participants, individually beneficially owns in excess of one percent of Whitman common stock or about 70 percent of PepsiAmericas common stock (held by Pohlad Companies through Dakota Holdings, LLC). Except as disclosed above, to the knowledge of Whitman and PepsiAmericas, none of the directors or executive officers of Whitman or PepsiAmericas has any interest, direct or indirect, by security holdings or otherwise, in Whitman or PepsiAmericas.

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